82-3759

INTERSTAR GROUP INC.

SUITE ... YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail: interstar@atlantor.com


04035080

PRESS RELEASE

FOR IMMEDIATE RELEASE

Subject: Theralase Unit of InterStar Group Receives Acceptance of European Patent Application

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Toronto; 25 May 2004 -- InterStar Group of Toronto (TSXV:IG.H & NASDAQ OTC: ISMGF)) announced that its Theralase subsidiary has received European Patent Office (EPO) acceptance of its patent application covering the "Non-invasive Automatic Subsurface Monitoring and Control of Therapeutic Laser Device." Theralase was granted U.S. Patent No. 6,413,267 on July 2, 2002.

The patent describes an advanced proprietary method for treating patients with subsurface musculoskeletal disorders or injuries, including arthritic and rheumatoid pain, by way of non-invasively determining in real-time the radiant exposure of a target tissue at a pre-determined depth below the surface by detecting light remitted from the affected tissue.

The EPO grant process establishes the right of Theralase to receive patent registration in the 17 nations comprising the European Union (EU).Due to the ongoing costs of registration and maintenance fees, Theralase will validate the EPO patent in up to 9 of the major EU member countries.

Theralase designates this technology as its "Bio-feedback System" designed to expand its proprietary treatment capabilities beyond its current basic pain management and therapy applications into the expanding major healthcare sectors comprising wound management and healing and for photo-dynamic therapies now experimentally employed in targetting cancer tumors with supramolecular metal complexes as photoactivated DNA cleavage agents.

To reflect InterStar's current primary business direction, management will propose a change of corporate name to Theralase Technologies Inc., or as otherwise determined during the required regulatory, corporate and shareholder approval process.

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Further Information -- Contact:
S. Donald Moore, President
T. 416.368.4440
F. 416.865.1382